Exhibit 99.1

12 February 2009	For analyst and media enquiries please call Sean O’ Sullivan on: Tel: (02) 8274 5246
3rd quarter net operating profit US$16.5m
Nine months net operating profit US$89.7m
(both excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$16.5 million net operating profit, excluding asbestos, ASIC expenses, asset impairments and tax adjustments, for the quarter ended 31 December 2008, a decrease of 56% compared to the same period last year.
For the quarter, net operating profit including asbestos, ASIC expenses, asset impairments and tax adjustments was US$111.0 million (mainly due to the effect of foreign exchange adjustments on our asbestos liability which has been favourably affected by the recent depreciation of the Australian dollar as compared to the United States dollar), compared to US$17.1 million for the same quarter last year.
For the nine months, net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments, decreased 43% to US$89.7 million from US$156.8 million. Including asbestos, ASIC expenses, asset impairments and tax adjustments, net operating profit increased from US$75.3 million to US$265.9 million.
Operating results were significantly affected by further declines in the US housing market, where, according to the National Association of Home Builders, housing starts fell 43% in the company’s third quarter and 35% for the nine months ended 31 December 2008, respectively, compared to the same periods last year.
Operating Performance
Third quarter net sales decreased 25% to US$254.4 million, gross profit was down 30% to US$82.4 million and EBIT excluding asbestos, ASIC expenses and asset impairments was 46% lower at US$31.6 million, compared to the same period last year. EBIT including asbestos, ASIC expenses and asset impairments increased from US$25.2 million to US$118.9 million.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 9. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent or derived from certain GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and asset impairments”, “EBIT margin excluding asbestos, ASIC expenses and asset impairments”, “Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Operating profit before income taxes excluding asbestos” and “Effective tax rate excluding asbestos and tax adjustments” and EBITDA). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	1

For the nine months, net sales decreased 17% to US$961.3 million, gross profit was down 24% to US$319.6 million and EBIT excluding asbestos, ASIC expenses and asset impairments decreased 37% to US$153.8 million, compared to the same period last year. EBIT including asbestos, ASIC expenses and asset impairments increased from US$144.9 million to US$334.0 million.
Net sales of the USA and Europe Fibre Cement business decreased 26% for the quarter and 20% for the nine months. USA and Europe Fibre Cement EBIT was down 36% to US$40.3 million and 35% to US$167.0 million for the quarter and nine months, respectively, as a result of lower sales volumes and higher costs.
Asia Pacific Fibre Cement net sales were down 25% and 2% for the quarter and nine months, respectively. Asia Pacific EBIT decreased 29% to US$10.5 million for the quarter primarily due to unfavourable currency exchange rate movements of the Asia Pacific business’ currencies compared to the US dollar. Asia Pacific EBIT increased 2% to US$40.4 million for the nine months.
Diluted earnings per share for the quarter and nine months increased to US25.6 cents and US61.3 cents per share, respectively, from US3.9 cents and US16.3 cents per share in the same periods last year.
Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased from US8.4 cents to US3.8 cents for the quarter and decreased by 39% from US33.9 cents to US20.7 cents for the nine months.
3rd Quarter and Nine Months at a Glance

	Q3	Q3%		9 Months	9 Months	%
US$ Millions	FY 2009	FY 2008	Change	FY 2009	FY 2008	Change

Net sales	$254.4	$341.4	(25)	$961.3	$1,155.9	(17)

Gross profit	82.4	117.1	(30)	319.6	422.8	(24)

EBIT excluding asbestos, ASIC expenses and asset impairments	31.6	58.9	(46)	153.8	242.4	(37)

Asbestos adjustments	93.6	1.2	—	193.9	(57.8)	—

ASIC expenses	(5.8)	(1.5)	—	(12.3)	(4.6)	—

Asset impairments	—	(32.4)	—	—	(32.4)	—

EBIT	118.9	25.2	—	334.0	144.9	—

Net interest (expense) income	(1.1)	0.8	—	(1.9)	3.3	—

Income tax expense	(6.8)	(8.9)	24	(66.2)	(72.9)	9

Net operating profit	111.0	17.1	—	265.9	75.3	—

Diluted earnings per share (US cents)	25.6	3.9	—	61.3	16.3	—

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	2

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased 56% for the quarter to US$16.5 million and was 43% lower for the nine months at US$89.7 million, as shown in the following table:

	Q3	Q3%		9 Months	9 Months	%
US$ Millions	FY 2009	FY 2008	Change	FY 2009	FY 2008	Change

Net operating profit	$111.0	$17.1	—	$265.9	$75.3	—

Excluding:

Asbestos:
Asbestos adjustments	(93.6)	(1.2)	—	(193.9)	57.8	—
AICF SG&A expenses	0.5	1.0	(50)	1.4	2.7	(48)
AICF interest income	(1.6)	(2.8)	43	(4.8)	(7.0)	31
Tax expense related to asbestos adjustments	—	—	—	—	0.4	—

ASIC expenses (net of tax)	4.3	1.1	—	9.2	3.4	—

Asset impairments (net of tax)	—	20.0	—	—	20.0	—

Tax adjustments	(4.1)	2.6	—	11.9	4.2	—

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$16.5	$37.8	(56)	$89.7	$156.8	(43)

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments (US cents)	3.8	8.4	(55)	20.7	33.9	(39)

CEO Commentary
US housing declined further in the December 2008 quarter with housing starts reaching a seasonally adjusted annual rate of 550,000 in December 2008, down 45% on December 2007.
To mitigate the severe downturn, James Hardie continues to focus on growing primary demand through initiatives such as the rollout of its unique ColorPlus® products across the US, and leveraging its proprietary technology to offer differentiated products with superior value.
“We expect market demand will continue to be significantly down, and remain focused on staying ahead of any future declines by actively managing inventory and adjusting output to demand,” said James Hardie CEO, Louis Gries. “Similarly, we continue to work towards delivering our planned reduction in SG&A expenses.
“Despite the difficult operating environment we are also continuing to fund key market and product initiatives which we believe will strengthen the company in both the short and long term,” said Mr Gries.

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	3

USA and Europe Fibre Cement
Third quarter net sales were down 26% compared to the same quarter last year, to US$195.9 million. Sales volume decreased 28% to 319.9 million square feet, and the average net sales price increased 3% from US$593 to US$612 per thousand square feet.
For the nine months, net sales were down 20% compared to the same period last year, to US$740.6 million. Sales volume decreased 21% to 1,218.3 million square feet, and the average net sales price was 1% higher at US$608 per thousand square feet.
Sales in our USA Fibre Cement business declined compared to sales in the corresponding quarter in the previous year, for the sixth consecutive quarter. This was primarily as a result of the ongoing weakness in the US housing market, where both the new construction and the repair and remodel segments of the market have deteriorated severely.
Sales volumes decreased 28% in the quarter compared to the same period last year, reflecting a 28% decline in exteriors products and a 21% decline in interiors products. Product demand was lower across all regions except Canada. Primary demand has benefitted as our ColorPlus® range of products has increased its penetration in the northern region of the US and as the product’s availability has been extended into other regions. The increased penetration of complementary products such as Trim and Soffit is also helping to mitigate the impact of the severe downturn in the housing market.
EBIT for the quarter was 36% lower at US$40.3 million, primarily due to reduced gross profit performance in the US, which resulted from lower sales volume and higher average unit manufacturing costs. The higher average unit manufacturing costs were a result of fixed costs being absorbed over lower volumes. The EBIT margin was 20.6% for the quarter compared to 24.0% for the same period last year. For the nine months, EBIT was 35% lower at US$167.0 million and the EBIT margin was 22.5% compared to 27.8% for the same period last year.
Asia Pacific Fibre Cement
Net sales decreased 25% to US$58.5 million for the quarter. In Australian dollars, net sales increased 1% due to a 4% increase in the average Australian dollar net sales price, partially offset by a 3% decrease in sales volume.
For the nine months net sales decreased 2% to US$220.7 million. In Australian dollars, net sales increased 1% due to a 1% increase in average Australian dollar net sales price and flat sales volume.
The Australian business delivered a solid performance this quarter. The Australian Bureau of Statistics data shows total new residential building approvals are down 30% for the three months ended December 2008 (housing approvals down 24% and residential apartment building down 43%), compared to the corresponding period of the prior year. Sales improved, driven by increased focus on the small builder and renovations segments. The Scyon™ range of products continues to build momentum with volumes up 47% compared to the same period in the prior year. In New Zealand, construction continued to decline rapidly, with total residential approvals at a 25-year low. In the Philippines, sales volume and net sales increased in local currency compared to the same quarter last year as a result of improved domestic volumes resulting from increased marketing activity.
Asia Pacific EBIT was 29% lower for the quarter at US$10.5 million, primarily due to unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. For the nine months Asia Pacific EBIT was up 2% at US$40.4 million. In Australian dollars, Asia Pacific Fibre Cement EBIT decreased 1% for the quarter due to lower gross margin performance, partially offset by lower SG&A expenses. For the nine

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	4

months, EBIT increased 6% due to decreased SG&A expenses. The EBIT margin was 17.9% and 18.3% for the quarter and nine months, respectively, compared with 19.1% and 17.6% for the same periods last year.
Asbestos Adjustments
The effects of asbestos adjustments on EBIT for the quarter and nine months ended 31 December 2008 are as follows:

			9 Months	9 Months
US$ Millions	Q3 FY 2009	Q3 FY 2008	FY 2009	FY 2008

Effect of foreign exchange movements	$93.6	$1.2	$193.9	$(59.0)

Other adjustments	—	—	—	1.2

Asbestos adjustments	$93.6	$1.2	$193.9	$(57.8)

Readers are referred to Note 8 of the company’s 31 December 2008 Condensed Consolidated Financial Statements for further information on the asbestos adjustments.
Cash Flow
Operating cash flow for the nine months ended 31 December 2008 decreased from US$279.4 million in the corresponding period to US$25.2 million. The decrease was driven primarily by the Australian Taxation Office (ATO) settlement payment, described below, of US$101.6 million, the quarterly installment payments to the AICF totaling US$50.7 million and the reduced contribution from the USA and Europe Fibre Cement business. Excluding the ATO settlement payment of US$101.6 million and the payments to the AICF totaling US$50.7 million, operating cash flows were US$177.6 million for the nine months ended 31 December 2008.
Capital expenditures for the purchase of property, plant and equipment for the nine months ended 31 December 2008 decreased from US$28.7 million to US$16.8 million. The company anticipates capital expenditures throughout fiscal year 2009 to be lower compared to the previous fiscal year.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (ASIC) commenced civil proceedings against the company, a former subsidiary and ten then-present or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of Australian Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
The hearing of the proceedings in the Supreme Court of New South Wales commenced on 29 September 2008 before Justice Gzell. The company presently estimates that the hearing will be completed by the end of the fiscal year 2009 and that Justice Gzell will deliver his judgment in the first quarter of fiscal year 2010.
For the three and nine months ended 31 December 2008, the company has incurred legal costs related to the defence costs, noted as ASIC expenses, of US$5.8 million and US$12.3 million, respectively. For the three and nine months ended 31 December 2007, the company incurred ASIC expenses of US$1.5 million and US$4.6 million, respectively.
Readers are referred to Note 9 of the company’s 31 December 2008 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	5

Income Tax
Income Tax Expense
Income tax expense for the quarter decreased from US$8.9 million to US$6.8 million. For the nine months, income tax expense decreased from US$72.9 million to US$66.2 million.
The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 47.2% and 40.3% for the quarter and nine months, respectively, compared to 27.4% and 33.9%, respectively, for the same quarter and nine months of the prior year. The increase in effective tax rates over last year is attributable to changes in the geographic mix of earnings and expenses.
Tax adjustments
The company recorded favourable tax adjustments of US$4.1 million for the quarter and unfavourable tax adjustments of US$11.9 million for the nine months, compared to unfavourable tax adjustments of US$2.6 million and US$4.2 million for the quarter and nine months in the prior fiscal year, respectively. The tax adjustments made in both fiscal year 2009 and 2008 relate to adjustments made in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48) under US Generally Accepted Accounting Principles (US GAAP).
ATO — 1999 Disputed Amended Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing is scheduled to take place no later than September 2009.
ATO Settlement
As announced on 12 December 2008, the company and the ATO reached an agreement that finalises tax audits being conducted by the ATO on the company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settles all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concludes ATO audit activities for all years prior to the year ended 31 March 2007.
The agreed settlement, made without concessions or admissions of liability by either the company or the ATO, required the company to pay an amount of A$153.0 million (US$101.6 million) in December 2008. Prior to the third quarter the company had provided for the entire A$153.0 million settlement as an uncertain tax provision. As a result, the agreed settlement and subsequent payment of the settlement amount resulted in no income tax expense or benefit in the third quarter of fiscal year 2009.

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	6

Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the company announced that the IRS had issued it with a NOPA that concludes that the company does not satisfy the United States-Netherlands Treaty Limitations on Benefits (LOB) provision of the New United States-Netherlands Treaty applicable from early 2006 and that accordingly it is not entitled to beneficial withholding tax rates on payments from the company’s United States subsidiaries to its Netherlands companies. The company does not agree with the conclusions reached by the IRS, and the company intends to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. If the IRS position ultimately was to prevail, the company would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after 1 February 2006 by the company’s US subsidiaries to JHI NV or the company’s Dutch finance subsidiary.
On 16 July 2008 the company issued a rebuttal response to the IRS NOPA. On 18 July 2008 the IRS issued a 30 Day Letter that concludes that the company is not in compliance with the LOB provision for calendar years 2006 and 2007 and that it is not entitled to reduced withholding tax rates on payments from the United States to the Netherlands. The 30 Day Letter notice is a formal IRS examination report that requires the company to either agree in full and pay the tax or file a formal, written protest within 30 days of the 30 Day Letter to request consideration of the issues with the Appeals Division of the IRS.
The company filed a formal protest on 18 August 2008 to exercise its rights to an impartial hearing before the Appeals Division of the IRS.
Readers are referred to Note 11 of the company’s 31 December 2008 Condensed Consolidated Financial Statements for further information on income taxes and income tax related issues.
Outlook
The US economy has now been in recession since December 2007 and entered 2009 on a sharp downward trajectory. The downturn in activity that began in the housing construction industry in 2006 and moved to credit and financial markets has now broadened throughout the economy and is starkly evident in the labour market where unemployment reached 7.2% in December 2008.
Previously some industry commentators had expected a ‘tepid’ improvement in new US residential construction in late 2009. The National Association of Home Builders now expects 2009 to be a transitional period for the US economy, paving the way for a potential recovery in 2010. We believe we are well positioned to flex operational activity up or down as market conditions require.
In the Asia Pacific region, Australian total new residential building approvals are down 30% for the three months ended December 2008 compared to the prior year period. The sought-after boost to activity from the increased First Home Owners Grant and interest rate reductions has not been realised to date. In New Zealand, residential consents are at a 25 year low.
The company’s continuing focus on primary demand growth has mitigated the impact of the global downturn and James Hardie has continued to increase its market penetration across all the areas in which it operates. James Hardie expects its investment in delivering superior value-adding and differentiated products will enable it to outperform the overall market.

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	7

The company notes analysts’ range for operating profit from continuing operations, excluding asbestos, for the year ending 31 March 2009 is between US$91 million and US$110 million. In our Management’s Analysis of Results we have noted that defence costs related to the ASIC proceedings have increased significantly during the fiscal year 2009 and we have had significant tax adjustments related to uncertain tax positions. As a result of these items, we have presented net operating profit excluding asbestos adjustments, ASIC expenses and tax adjustments in our Management’s Analysis of Results and within this Media Release. On this basis, excluding asbestos, ASIC expenses and tax adjustments from net operating profit, management is comfortable with the middle of the range noted above.
Changes in the company’s asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s consolidated financial statements. Readers are referred to Notes 8, 9 and 10 of the company’s 31 December 2008 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including the Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with a webcast of the management presentation on 12 February 2009, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2008 with the SEC on 8 July 2008.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	8

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	9

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments — EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$118.9	$25.2	$334.0	$144.9

Asbestos:
Asbestos adjustments	(93.6)	(1.2)	(193.9)	57.8
AICF SG&A expenses	0.5	1.0	1.4	2.7

ASIC expenses	5.8	1.5	12.3	4.6

Asset impairments	—	32.4	—	32.4

EBIT excluding asbestos, ASIC expenses and asset impairments	31.6	58.9	153.8	242.4

Net Sales	$254.4	$341.4	$961.3	$1,155.9

EBIT margin excluding asbestos, ASIC expenses and asset impairments	12.4%	17.3%	16.0%	21.0%

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments — Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit	$111.0	$17.1	$265.9	$75.3

Asbestos:
Asbestos adjustments	(93.6)	(1.2)	(193.9)	57.8
AICF SG&A expenses	0.5	1.0	1.4	2.7
AICF interest income	(1.6)	(2.8)	(4.8)	(7.0)
Tax expense related to asbestos adjustments	—	—	—	0.4

ASIC expenses (net of tax)	4.3	1.1	9.2	3.4

Asset impairments (net of tax)	—	20.0	—	20.0

Tax adjustments	(4.1)	2.6	11.9	4.2

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$16.5	$37.8	$89.7	$156.8

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	10

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$16.5	$37.8	$89.7	$156.8

Weighted average common shares outstanding — Diluted (millions)	433.5	451.8	433.5	462.8

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments (US cents)	3.8	8.4	20.7	33.9

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Operating profit before income taxes	$117.8	$26.0	$332.1	$148.2

Asbestos:
Asbestos adjustments	(93.6)	(1.2)	(193.9)	57.8
AICF SG&A expenses	0.5	1.0	1.4	2.7
AICF interest income	(1.6)	(2.8)	(4.8)	(7.0)

Operating profit before income taxes excluding asbestos	$23.1	$23.0	$134.8	$201.7

Income tax expense	(6.8)	(8.9)	(66.2)	(72.9)

Tax expense related to asbestos adjustments	—	—	—	0.4

Tax adjustments	(4.1)	2.6	11.9	4.2

Income tax expense excluding asbestos and tax adjustments	(10.9)	(6.3)	(54.3)	(68.3)

Effective tax rate excluding asbestos and tax adjustments	47.2%	27.4%	40.3%	33.9%

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	11

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$118.9	$25.2	$334.0	$144.9

Depreciation and amortisation	13.0	14.4	41.6	42.1

EBITDA	$131.9	$39.6	$375.6	$187.0

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	12

Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	expectations concerning indemnification obligations;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	projections of our results of operations or financial condition;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim,” “will,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied be these forward-looking statements. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; the concentration of James Hardie’s customer base on large format retail customers, distributors and dealers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the effect of natural disasters; changes in our key management personnel; and all other risks identified in our reports filed or furnished with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results and events.

Media Release: James Hardie — 3rd Quarter and Nine Months FY09	13